UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ACTUANT CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin	1-11288	39-0168610
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

13000 West Silver Spring Drive

Butler, Wisconsin 53007

Mailing address: P.O. Box 325, Milwaukee, Wisconsin 53201

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, $.20 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A/A is being filed by Actuant Corporation, a Wisconsin corporation (the “Company”), for the purpose of updating and superseding the description of the Company’s capital stock in the Company’s Registration Statement on Form 8-A filed on July 23, 1992.

Item 1.	Description of Registrant’s Securities to be Registered.

DESCRIPTION OF CAPITAL STOCK:

The following summary does not purport to be a complete description of the applicable provisions of the Company’s Restated Articles of Incorporation, as amended (the “Articles”) and Amended and Restated Bylaws, as amended (the “Bylaws”), copies of which have been filed with the Securities and Exchange Commission, or of applicable statutory or other law, and is qualified in its entirety by reference thereto.

The authorized capital stock of the Company as of December 31, 2008, consisted of (i) 84,000,000 shares of Class A Common Stock, $.20 par value (“Class A Common”), of which 56,392,703 shares were issued and outstanding, (ii) 1,500,000 shares of Class B Common Stock, $.20 par value (“Class B Common”), none of which were issued and outstanding and (iii) 160,000 shares of Cumulative Preferred Stock, $1.00 par value (“Preferred Stock”), none of which have been issued. Class A Common and Class B Common are collectively referred to herein as “Common Stock.”

Preferred Stock

The Preferred Stock may be issued in one or more series providing for such designations, preferences, relative rights, dividend rates, voting, liquidation, redemption, and conversion rights, and such other terms and conditions as the Board of Directors may determine and which shall be stated in the resolution providing for the designation and issue of such series, subject to the limitations described below, without further approval by holders of Common Stock. If any shares of Class B Common are outstanding, any voting rights conferred on holders of Preferred Stock would be limited, with respect to the election of directors, to the power to vote together with holders of Class A Common in electing a “maximum minority” of the Board of Directors, as described under “Common Stock” below.

If the Company issues any shares of Preferred Stock, the Company would be permitted to pay dividends or make other distributions upon the Common Stock (except for distributions payable in shares of Common Stock) only after paying or setting apart funds for payment of current dividends and any accrued but unpaid dividends upon the outstanding Preferred Stock, at the rate or rates designated for each series of outstanding Preferred Stock. Dividends on the Preferred Stock are cumulative, so that if at any time the full amount of all dividends accrued on the Preferred Stock is not paid, the deficiency must be paid before any dividends or other distributions are paid or set apart on the Common Stock, other than dividends or distributions paid in Common Stock.

In the event of voluntary or involuntary liquidation of the Company, the holders of any outstanding Preferred Stock would be entitled to receive all accrued dividends on the Preferred Stock and the liquidation amount specified for each series of Preferred Stock before any amount may be distributed to holders of the Common Stock. Under the Articles, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, rank prior in right of payment to the Common Stock and on a parity in right of payment with each other series of Preferred Stock.

Under the Articles, all shares of Preferred Stock shall be identical except as to the following relative rights and preferences, as to which the Board of Directors may establish variations between different series not inconsistent with other provisions in the Articles (i) the dividend rate, (ii) the price at and terms and conditions on which shares may be redeemed, (iii) the amount payable upon shares in the event of voluntary or involuntary liquidation, (iv) sinking fund provisions for the redemption or purchase of shares, (v) the terms and conditions on which shares may be converted into Common Stock, if the shares of any series are issued with the privilege of conversion and (vi) voting rights, if any, subject to the provisions regarding voting rights summarized herein.

Common Stock

The rights and preferences of shares of Class A and Class B Common are identical, except as to voting power with respect to the election of directors and except that shares of Class B Common are entitled to conversion rights as described below. No shares of Class B Common are outstanding. All previously outstanding shares of Class B Common were converted into shares of Class A Common over a decade ago.

On all matters other than the election of directors, the holders of Class A Common and Class B Common possess equal voting power of one vote per share and vote together as a single class (unless otherwise required by the Wisconsin Business Corporation Law (the “WBCL”)). In the election of the Board of Directors, the holders of Class A Common, voting together as a single class with the holders of any outstanding Preferred Stock which has voting power, are entitled to elect a “maximum minority” of the number of directors to be elected. As a result of this “maximum minority” provision, the holders of the Class B Common, voting as a separate class, are entitled to elect the balance of the directors, constituting a “minimum majority” of the number of directors to be elected. If an even number of directors is to be elected, the holders of Class B Common will be entitled to elect two more directors than the holders of Class A Common and any Preferred Stock having voting power; if the number of directors to be elected is an odd number, the holders of Class B Common will be entitled to elect one more director than the holders of Class A Common and any Preferred Stock having voting power. In the event there are no shares of Class B Common outstanding, holders of Class A Common, voting together as a single class with holders of any outstanding Preferred Stock having voting power, shall elect all of the directors to be elected. A director, once elected and duly qualified, may be removed only by the requisite affirmative vote of the holders of that class of capital stock by which such director was elected.

Holders of shares of Class A Common and Class B Common are ratably entitled to such dividends as the Board of Directors may declare out of funds legally available therefore, except as described below in the case of stock dividends. If the Company were to issue any of its authorized Preferred Stock, no dividends could be paid or set apart for payment on shares of Common Stock, unless paid in Common Stock, until full cumulative dividends accrued on all of the issued and outstanding shares of Preferred Stock had been paid or set apart for payment. Certain covenants contained in the Company’s debt agreements limit, and provisions of the Articles for the benefit of any Preferred Stock that may be issued from time to time could have the direct or indirect effect of limiting, the payment of dividends or other distributions on (and purchases of) the Common Stock. Stock dividends on Class A Common may be paid only in shares of Class A Common and stock dividends on Class B Common may be paid only in shares of Class B Common.

In the event that the Company issues any shares of Class B Common, any holder of shares of Class B Common may convert any or all of those shares into Class A Common on a share-for-share basis. If the Company issues any shares of Class B Common and the number of outstanding shares of Class B Common is reduced to less than 500,000 shares, adjusted to reflect any stock splits, stock dividends or similar transactions, all of the outstanding shares of Class B Common will be automatically converted into Class A Common on a share-for-share basis. Holders of Class A Common do not have any conversion rights. In the event of the Company’s dissolution or liquidation, the holders of both Class A Common and Class B Common are entitled to share ratably in all of the Company’s assets remaining after payment of the Company’s liabilities and satisfaction of the rights of any series of Preferred Stock which may be outstanding. There are no redemption or sinking fund provisions with respect to the Common Stock.

Under the WBCL, when the Company receives the consideration for which the Board of Directors authorized the issuance of shares, the shares issued for that consideration are fully paid and nonassessable. Former Section 180.0622(2)(b) of the WBCL imposed personal liability on shareholders of Wisconsin corporations for debts owed to employees for services performed, but not exceeding six months service in any one case. Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the WBCL was repealed effective June 14, 2006 and is not applicable to obligations incurred by the Company on or after such date.

The Class A Common is listed on the New York Stock Exchange (the “NYSE”). National City Bank, Cleveland, Ohio, serves as the transfer agent for the Class A Common.

General

The Articles provide that the affirmative vote of two-thirds of all shares entitled to vote thereon (and/or of each class which shall be entitled to vote thereon as a class) is required in order to constitute shareholder approval or adoption of a merger, consolidation, or liquidation of the Company, sale, lease, exchange or other disposition of all or substantially all of its assets, amendment of the Articles or the Bylaws, or removal of a director.

Directors of the Company are currently elected to serve one-year terms. The Articles provide that the Bylaws (which may be amended by the Board of Directors or by the shareholders) may provide for the division of the Board of Directors into two or three classes of directors and for the terms and manner of election not inconsistent with the applicable provisions of the WBCL. If that occurs and any shares of Class B Common are outstanding, each class of directors will contain as nearly as possible an equal number of directors elected by the holders of shares of Class A Common and any outstanding Preferred Stock, voting as a single class, and will also contain as nearly as possible an equal number of directors elected by holders of Class B Common, subject to the right of the holders of the shares of Class B Common to elect the minimum majority of the directors as described above.

Holders of capital stock of the Company do not have preemptive or other subscription rights to purchase or subscribe for unissued stock or other securities of the Company.

Certain Statutory Provisions

Wisconsin law, under which the Company is incorporated, contains certain provisions that may be important when considering the rights of holders of the Company’s capital stock. The description set forth below is intended as a summary only. For complete information, please review the applicable provisions of the WBCL.

Business Combination Statute. Sections 180.1140 to 180.1144 of the WBCL regulate a broad range of business combinations between a resident domestic corporation and an “interested stockholder.” A “business combination” is defined to include any of the following transactions:

•	a merger or share exchange,

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the aggregate market value of the stock or assets of the company or 10% of its earning power or income,

•	the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock,

•	the adoption of a plan of liquidation or dissolution,

•

any reclassification of securities or recapitalization of the resident domestic corporation, or any other transaction, if the effect is to increase the proportionate share of its securities owned by the interested stockholder, and

•

receipt by an interested stockholder of the benefit of a loan, advance, guarantee, pledge or other financial assistance provided by or through the corporation or its subsidiary, unless the benefit is received proportionately by all shareholders.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following (i) its principal offices are located in Wisconsin, (ii) it has significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its shares are residents of Wisconsin or (iv) more than 10% of its shares are held of record by residents of Wisconsin. The Company is currently a resident domestic corporation for purposes of these statutory provisions.

An “interested stockholder” is defined to mean a person who beneficially owns, directly or indirectly, at least 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within the last three years.

Under this law, the Company cannot engage in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the Board of Directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder before the acquisition. The Company may engage in a business combination with an interested stockholder after the expiration of the three-year period with respect to that stockholder only if one or more of the following conditions is satisfied (i) the Board of Directors approved the acquisition of the stock before the date on which the stockholder acquired the shares, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder or (iii) the consideration to be received by stockholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute. The WBCL also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” and a resident domestic corporation, such as the Company, require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless (a) the aggregate value of the per share consideration is equal to the highest of:

•

the highest per share price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination,

•

the market value per share of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or

•

the highest preferential amount per share in a liquidation or dissolution to which holders of the shares would be entitled, and (b) the significant shareholder offers either cash or the same form of consideration used by the significant shareholder to acquire the largest number of shares it acquired.

Control Share Voting Restrictions. Under Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the Board of Directors, the voting power of shares of a resident domestic corporation held by any person, or group of persons acting together, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, shares acquired before April 22, 1986, shares acquired in certain specified transactions, or shares acquired in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares. The Company has not currently opted out of these control share voting restrictions.

Defensive Action Restrictions. Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before the corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares or (ii) sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three directors who are not officers or employees and a majority of the directors who are not officers or employees vote not to have this provision apply to the corporation.

Constituency or Stakeholder Provision. Under Section 180.0827 of the WBCL, in discharging his or her duties to the Company and in determining what he or she believes to be in the best interests of the Company, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the Company operates and any other factors that the director or officer considers pertinent.

These provisions of the WBCL, the ability to issue additional shares of Common Stock and Preferred Stock without further shareholder approval (except as required under NYSE corporate governance standards), and certain other provisions of the Company’s Articles (discussed above) could have the effect, among others, of discouraging take-over proposals for the Company, delaying or preventing a change in control of the Company, or impeding a business combination between the Company and a major shareholder of the Company.

Item 2.	Exhibits.

Exhibit Number	Description
3.1(a)	Restated Articles of Incorporation of Actuant Corporation (filed as Exhibit 4.9 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2001 and incorporated herein by reference).

3.1(b)	Amendment to Restated Articles of Incorporation (filed as Exhibit 3.1(b) to the Company’s Form 10-K for the fiscal year ended August 31, 2003 and incorporated herein by reference).

3.1(c)	Amendment to Restated Articles of Incorporation (filed as Exhibit 3.1 to the Company’s Form 10-K for the fiscal year ended August 31, 2004 and incorporated herein by reference).

3.1(d)	Amendment to Restated Articles of Incorporation (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed July 18, 2006 and incorporated herein by reference).

3.2	Amended and Restated Bylaws, as last amended effective October 18, 2007 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 23, 2007 and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ACTUANT CORPORATION

Date: January 15, 2009

	By:	/s/ Andrew G. Lampereur
	Name:	Andrew G. Lampereur
	Title:	Executive Vice President and Chief Financial Officer